FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

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This Form 6-K consists of:

an announcement of Continuing Connected Transactions of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on October 22, 2008.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan
Title: Company Secretary

Date: October 22, 2008

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)CONTINUING CONNECTED TRANSACTIONS

Huaneng Group Framework Agreement

On 21 October 2008, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2009 expiring on 31 December 2009. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services; (iii) provision of management services; (iv) leasing of power transmission facilities, land and office spaces; and (v) purchase of technical services and engineering contracting services. Such transactions will be conducted on an on-going basis and constitute continuing connected transactions under the Hong Kong Listing Rules. Among those five types of transactions, since the transaction scale in relation to the purchase of coal and transportation services exceeds 2.5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the conduct of such transactions shall be subject to the compliance with the reporting, announcement and independent shareholders’ approval requirements under Rules 14A.45 to 14A.48. The transaction scale in relation to the provision of management services is less than 0.1% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the conduct of such transactions shall be exempted from the reporting, announcement and independent shareholders’ approval requirements. The transaction scale of each of the remaining three types of transactions does not exceed 2.5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus the conduct of such transactions shall only be subject to the compliance with the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the independent shareholders’ approval requirement.

Huaneng Finance Framework Agreement

On 21 October 2008, the Company entered into the Huaneng Finance Framework Agreement with Huaneng Finance, a subsidiary of the Company’s ultimate controlling shareholder (i.e. Huaneng Group), for a term commencing on 1 January 2009 and expiring on 31 December 2011. Pursuant to the Huaneng Finance Framework Agreement, the Company will enter into the following transactions with Huaneng Finance: (i) placing cash deposits by the Company with Huaneng Finance; (ii) provision of notes discounting services by Huaneng Finance to the Company; and (iii) provision of loan advancement by Huaneng Finance to the Company. Such transactions will be conducted on an on-going basis and will constitute continuing connected transactions under the Hong Kong Listing Rules. During the period from 2009 to 2011, the maximum outstanding balance of the deposits to be placed with Huaneng Finance under the Huaneng Finance Framework Agreement, on a daily basis, will not exceed RMB 6 billion. As the transaction scale of the deposit transactions exceeds 2.5% of the applicable percentage ratios calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the conduct of such deposits transactions shall be subject to the compliance with the reporting, announcement and independent shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules. Further, as the transaction scale of the deposit transactions exceeds 5% of the applicable percentage calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, such deposit transactions also constitute discloseable transactions under Chapter 14 of the Hong Kong Listing Rules.

Huaneng Finance will also provide notes discounting services and loan advancement services to the Company under the Huaneng Finance Framework Agreement. Given that the notes discounting services and loan advancement services are provided by Huaneng Finance for the benefit of the Company and on normal commercial terms that are comparable to or more favorable than those offered by independent third parties for similar services in the PRC and that no security over the assets of the Company is granted in respect of such services, the transactions for notes discounting services and loan advancement services contemplated under the Huaneng Finance Framework Agreement are exempt from reporting, announcement and independent shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

Extraordinary General Meeting

The Company is prepared to convene an extraordinary general meeting in December 2008 to prepare the relevant resolutions for obtaining the approval from the Independent Shareholders for the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement.

The Independent Directors of the Company will advise the Independent Shareholders on the terms of the continuing connected transactions (including their respective proposed caps) under the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement. An independent financial adviser will be appointed to advise the Independent Directors and the Independent Shareholders on the transactions of purchase of coal and transportation services under the Huaneng Group Framework Agreement and the deposits transactions under the Huaneng Finance Framework Agreement.

A circular containing, inter alia, further details regarding the continuing connected transactions under the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement, a letter from the Independent Directors, an opinion of the Independent Financial Adviser, together with a notice to convene the extraordinary general meeting to approve the continuing connected transactions (including their respective proposed caps) under the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement will be issued by the Company to the shareholders as soon as practicable (but not later than 21 days from the date of this announcement).

Relationship between the Company, Huaneng Group and Huaneng Finance

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest independent electricity power suppliers in China, owning a generation capacity of 37,593 MW on equity basis.

Huaneng Group is principally engaged in the operation and management of industrial investments; the development, investment, construction, operation and management of power source; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries.

Huaneng Finance is a non-bank financial institution in the PRC. The principal business of Huaneng Finance includes deposit-taking, loans handling, acceptance and discounting of bills, inter-bank borrowing and foreign investment.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest and a 5% indirect interest in HIPDC. At the same time, Huaneng Group holds an 8.75% direct interest in the issued shares of the Company. Through its wholly-owned subsidiary, China Hua Neng Group Hong Kong Limited (“China Hua Neng Group HK”), Huaneng Group indirectly holds certain H shares of the Company, representing 0.16% of the issued shares of the Company. As at the date of this announcement, HIPDC is the controlling shareholder of the Company, holding 42.03% of the issued shares of the Company. In addition, Huaneng Group holds a 51% interest in Huaneng Finance.

The relationship between the Company, Huaneng Group and Huaneng Finance is illustrated as follows:

* Huaneng Group, through China Hua Neng Group HK, indirectly holds a 50% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 10% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

# Of the 8.91% interest, 0.16% represents the interest in the H shares of the Company held by Huaneng Group through China Hua Neng Group HK.

Under the Hong Kong Listing Rules, Huaneng Group and Huaneng Finance are connected persons of the Company while the transactions between the Company and Huaneng Group, and Huaneng Finance (each include their respective subsidiaries and associates) constitute connected transactions of the Company, subject to the compliance with the relevant disclosures and/or independent shareholders approval requirements as stipulated in the Hong Kong Lising Rules (as the case may be).

Huaneng Group Framework Agreement

The Company has entered into various framework agreements with Huaneng Group’s subsidiaries on 3 January 2008 for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2008. Such agreements will expire on 31 December 2008. In order to continue such transactions, the Company, as approved by the Board, entered into the Huaneng Group Framework Agreement with Huaneng Group on 21 October 2008 for a term commencing on 1 January 2009 and expiring on 31 December 2009. Pursuant to the agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)           Purchase of ancillary equipment and parts

Due to operational need, the Company has to outsource ancillary equipments and parts (mainly including the raw materials and equipments for the infrastructure construction work for power plants) for the purpose of renovation and maintenance. Pursuant to the framework agreement endered into on 3 January 2008 with respect to the purchase of ancillary equipment and parts in 2008 by the Company from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2008 was set at RMB 1.056 billion (please refer to the announcement of the Company dated 3 January 2008). During the period from 1 January 2008 to 31 August 2008, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB 256 million. According to the management policy of the Company and its subsidiaries, the Company will through tender process enter into arrangement with entities which can offer the lowest prices/most favorable terms to the Company for the purchase of ancillary equipment and parts. The Company and its subsidiaries thus purchased part of the ancillary equipment and parts during 2008 from independent third parties at prices which were relatively lower than the prices offered by Huaneng Group and its subsidiaries and associates. For 2009, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB1.12 billion. Such cap is estimated on the basis of the existing overall business scale and operation of the power plants of the Company, the anticipated development and growth of such power plants as deemed reasonable by the Company, as well as taking into account the benefit of offering favourable prices on bulk purchases by Huaneng Group and its subsidiaries and associates and the increase in the controlling generation capacity of the Company in 2009. Up to 30 September 2008, a total of two new thermal generating units of the Company commenced operation in 2008. The total generation capacity on an equity basis increased by 1,200 MW. As a result of the increase in operating generating units and generation capacity, the Company has been experiencing an increasing demand for ancillary equipment and parts to meet its operational need. The transaction amount in relation to the connected transactions of purchasing ancillary equipment and parts in 2009 will therefore increase.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for ancillary equipment and parts, and owing to their close relationship with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company by an independent third parties for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the Independent Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 2.5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the independent shareholders’ approval requirements. In addition, the Company will with respect to the subject transactions comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2009 exceeds the above cap (i.e. RMB1.12 billion), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(2)           Purchase of coal and transportation services

Coal is the major raw material of the Company for power generation. Pursuant to the Huaneng Group Framework Agreement, the Company will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation service shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply or transportation services.

Pursuant to the framework agreement entered into on 3 January 2008 with respect to the purchase of coal and transportation services in 2008 by the Company from Huanang Group’s subsidiaries and associates, the cap of the aggregate transaction amount for 2008 was set at RMB 5.9 billion (please refer to the announcement dated 3 January 2008 and the circular dated 17 January 2008 issued by the Company). During the period from 1 January 2008 to 31 August 2008, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB 3.873 billion. For 2009, the aggregate transaction amount with respect to the purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB8.39 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the prevailing overall business scale and operation of the power plants of the Company, and the anticipated development and growth of such power plants as deemed reasonable by the Company, taking into account the benefit of offering favourable terms on bulk purchase by Huaneng Group and its subsidiaries and associates. The relatively substantial increase in the cap of the aforementioned estimates transaction amount of 2009 as compared to the cap of 2008 is due to: (1) substantial increase in coal demanded by the newly operating generation units of the Company; and (2) the need for increasing coal supply from Huaneng Group and its subsidiaries and associates for the purpose of stabilizing the source of coal supply.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of coal and transportation services is that they can offer more favourable terms for bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable terms for purchases of coal and transportation services, and owing to their close relationship with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with coal and transportation in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, Huaneng Group and its subsidiaries and associates operate a sizeable fleet specializing in the provision of domestic maritime transportation services in China. Given that the reliability and the relative high quality of management and transportation services provided by Huaneng Group and its subsidiaries and associates could reduce the operational risks and enhance the efficiency of the daily operation of the Company, the Directors (including the Independent

Directors) are of the view that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiarties and associates contemplated under the Huaneng Group Framework Agreement were entered into (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 2.5%, such transactions are therefore subject to the reporting, announcement and independent shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules.

(3)           Provision of management services

Due to operational need, Huaneng Group and its subsidiaries and associates has to outsource certain services for its power plants. During the period from 1 January 2008 to 31 August 2008, the aggregate transaction amount (unaudited) in respect of provision of power plants management services by the Company to Huaneng Group and its subsidiaries and associates was approximately RMB 25 million. The Company estimates that the aggregage transaction amount with respect to the provision of power plants management services by the Company to Huaneng Group and its subsidiaries and associates in 2009 under the Huaneng Group Framework Agreement will not exceed RMB 42 million. The estimate of such cap is based on the prevailing overall business scale and operation of such party of the Company, the anticipated development and growth of such party as deemed reasonable by the Company. The Company believes that the provision of management services to Huaneng Group and its subsidiaries and associates by the Company will bring operating benefits to the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of power plants management services by the Company to Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and conditions no less favourable than those offered by the Company to the independent third parties for the provision of the same and similar type of management services. In addition, the payment of the service fees will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the Independent Directors) is of the view that the transactions for the provision of power plants management services contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no more favourable than those offered by the Company to third parties); and (3) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 0.1%, such transactions are therefore exempt from the reporting, announcement and the independent shareholders’ approval requirements. If the actual aggregate amount of such transactions during the year ending 31 December 2009 exceeds the above cap (i.e. RMB 42 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(4)           Leasing of power transmission facilities, land and office spaces

For operational need, the Company has to rent power transmission facilities, land and office spaces for power plants from Huaneng Group and its subsidiaries and associates. Pursuant to an agreement relating to provision of transmission and transformer facilities entered into between the Company and HIPDC on 4 December 1997, HIPDC agreed to lease the transmission and transformer facilities to the Company for a term of 20 years starting from 1 July 1997, the annual fees of which shall not exceed 12% of the book value of such transmission and transformer facilities. For compliance with the Shanghai Listing Rules, such agreement (and the transactions contemplated thereby) will be terminated upon the taking effect of the Huaneng Group Framework Agreement. In 2007, the fees paid by the Company under such agreement were RMB140,771,000. In 2007, the aggregate amount of rent paid by the Company to Huaneng Group and its subsidiaries and associates for renting the land and office spaces was RMB27,334,000. During the period from 1 January 2008 to 31 August 2008, the aggregate fees (unaudited) which have already been paid by the Company to Huaneng Group and its subsidiaries and associates for leasing of the power transmission facilities, land and office were RMB18 million. Pursuant to the Huaneng Group Framework Agreement, the Company will obtain leasing services of power transmission facilities, land and office spaces from Huaneng Group and its subsidiaries and associates in 2009. The aggregate transaction amount with respect to the leasing of power transmission facilities, land and office spaces by

Huaneng Group and its subsidiaries and associates to the Company in 2009 is estimated not to exceed RMB169 million. The estimate of such cap amount is based on the prevailing overall business scale and operation of the power plants of the Company, the anticipated development and growth of such power plants as deemed reasonable by the Company, taking into account the benefit of offering favourable prices by Huaneng Group and its subsidiaries and associates.

On aspect of leasing facilities, land and office space, taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for leasing power transmission facilities, land and office spaces, and owing to their close relationship with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the facilities, land and office spaces in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of power transmission facilities, land and office spaces to the Company by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar type of facilities, land and office spaces. In addition, the payment will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the Independent Directors) is of the view that the transactions for the leasing of power transmission facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 2.5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the independent shareholders’ approval requirements. In addition,the Company will with respect to the subject transactions comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2009 exceeds the above cap (i.e. RMB169 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(5)           Purchase of technical services and engineering contracting services

As a power company, the Company has to outsource information technology services and industry-specific technical engineering contracting services to meet its operation and production needs. Such services mainly include maintenance of power plants monitoring system, real-time consolidation of project data, trial run of generating units and monitoring of facilities construction work. Pursuant to the relevant framework agreement entered into on 3 January 2008 with respect to the purchase of technical services and engineering contracting services by the Company from Huanang Group and its subsidiaries and associates, the cap for the aggregate transaction amount for 2008 was set at RMB275 million (please refer to the announcement of the Company dated 3 January 2008). During the period from 1 January 2008 to 31 August 2008, the aggregate transaction amount (unaudited) for purchase of technical services and engineering contracting services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB102 million. For 2009, the aggregate transaction amount with respect to the purchase of technical services and engineering contracting services between the Company and Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB237 million. The estimate of such cap is based on the prevailing overall business scale and operation of the power plants of the Company, the anticipated development and growth of such power plants as deemed reasonable by the Company, having taken into account the benefit of offering favourable prices for purchase of technical services and engineering contracting services by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the provision of technical services and engineering contracting services is that they can offer more favourable prices for provision of technical services and engineering contracting services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for provision of technical services and engineering contracting services, and owing to their close relationship with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the technical services and engineering contracting services in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, certain subsidiaries and associate of Huaneng Group specialize in the research of information technology and domestic renewable energy technology, as well as the installation of thermal power facilities in the PRC. Given the ability of Huaneng Group and its subsidiaries and associate to provide reliable and efficient information technology services, and advanced and comprehensive industry-specific technology services and engineering contracting services, it is anticipated that the operation costs of the Company will be reduced.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services and engineering contracting services by the Company from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar type of technical services and engineering contracting services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the Independent Directors) is of the view that the transactions for the purchase of technical services and engineering contracting services as contemplated under the Huaneng Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 2.5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the independent shareholders’ approval requirements. In addition, the Company will with respect to the subject transactions comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2009 exceeds the above cap (i.e. RMB237 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

Huaneng Finance Framework Agreement

Pursuant to the relevant framework agreement entered into between the Company and Huaneng Finance dated 7 March 2006, the Company has from time to time placed deposits with Huaneng Finance at rates which are no less favourable than the rates available from an independent third party for similar services in the PRC. In addition, the Company has also utilized the notes discounting services provided by Huaneng Finance by paying it a service fee lower than the service fees charged by an independent third party for similar services in the PRC. For the period from 2006 to 2008, the outstanding balances of the deposits should not exceed RMB6 billion on a daily basis and the total amount of the notes discounting should not exceed RMB1,850 million per annum (please refer to the announcement dated 10 March 2006 and the circular dated 31 March 2006 issued by the Company). As such framework agreement would expire on 31 December 2008, the Company entered into the Huaneng Finance Framework Agreement with Huaneng Finance on 21 October 2008 to extend the arrangement for another term of 3 years commencing on 1 January 2009 and expiring on 31 December 2011. For the years 2006, 2007 and the period from January to August 2008 (unaudited), the maximum outstanding balances of the deposits placed with Huaneng Finance, on a daily basis, were RMB5,544 million, RMB4,907 million and RMB5,055 million, respectively. The Company estimates that the during the period from 2009 to 2011, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis will not exceed RMB6 billion.

The proposed cap for the deposits has taken into the following consideration: (1) the increasing asset scale and the amount of deposits of the Company; (2) the increase in the daily outstanding balances of deposits placed at Huaneng Finance arising from financing transactions such as issuance of the short-term financial instruments (the Company has approved the issuance of short-term financial instruments with an aggregate principal amount up to RMB10 billion at the annual general meeting of 2007, of which RMB5 billion has already been issued); and (3) the fact that the Company has acquired a 20% equity interest in Huaneng Finance since December 2005, and the Company will generate a higher return deriving from a growth of profits at Huaneng Finance as a result of the Company’s support to Huaneng Finance.

The deposit transactions form part of the daily operations of the Company. The commercial terms (including the rates) offered by Huaneng Finance in respect of such transaction are no less favourable than those offered by domestic commercial banks for provision of similar services to the Company. The Directors are of the view that the deposit transactions do not have any effect on the assets and liabilities of the Company. Instead, the Company can earn interests out of the deposit transactions. As the Company has already deposited the remaining cash with a number of other independent financial institutions, the Company considers that the arrangement of deposits with Huaneng Finance helps diversify the Company’s risk in relation to its deposits.

In addition, the Company will also use the notes discounting services and loan advancement services provided by Huaneng Finance as Huaneng Finance is more efficient in terms of notes discounting services and loan advancement services than the general domestic commercial banks that perform similar services for the Company (mainly due to the fact that less time is required to process the transactions). As such, the Company considers that the provision of notes discounting services and loan advancement services by Huaneng Finance will benefit the Company by increasing the operation efficiency in the use of fund. For the years 2006, 2007 and the period from January to August 2008, the total amount of notes discounting services provided by Huaneng Finance were RMB114 million, RMB350 million and RMB0 million, respectively, while the maximum outstanding loan amount provided by Huaneng Finance to the Company, on a daily basis, were RMB374.3 million, RMB355.3 million and RMB309.2 million, respectively. The Company estimates that for each of the three years from 2009 to 2011, the total amount of notes discounting will not exceed RMB1 billion and the total outstanding amount of loan, on a daily basis, will not exceed RMB6 billion.

Pursuant to the Huaneng Finance Framework Agreement, Huaneng Finance shall provide deposit interest, notes discounting services and loan advancement services on normal commercial terms that are no less favourable than those offered by independent third parties for similar services to the Company.

The Board (including the Independent Directors) is of the view that the Huaneng Finance Framework Agreement was entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the deposit transactions with Huaneng Finance and its subsidiaries and associates contemplated under the Huaneng Finance Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 2.5%, such transactions are therefore subject to the reporting, announcement and independent shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules. Further, as the proposed cap for such deposit transactions exceed 5% of all applicable percentage ratios calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, such deposit transactions also constitute discloseable transactions under Chapter 14 of the Hong Kong Listing Rules.

With respect to the notes discounting and loan advancement, given that the notes discounting services and loan advancement services are provided by Huaneng Finance for the benefit of the Company and on normal commercial terms that are comparable to or more favourable than those offered by independent third parties for similar services in the PRC and that no security over the assets of the Company is granted in respect of such services, the transactions for notes discounting services and loan advancement services contemplated under the Huaneng Finance Framework Agreement are exempt from reporting, announcement and independent shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

EXTRAORDINARY GENERAL MEETING

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement and the conduct of deposit transactions under the Huaneng Finance Framework Agreement both require independent shareholders’ approvals. However, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as the concerted related parties of the Company under the Shanghai Listing Rules) as set out in this announcement shall be approved by the Independent Shareholders of the Company. The Company is prepared to convene an extraordinary general meeting in December 2008 to seek approval from Independent Shareholders for the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement. Huaneng Group and its associates (holding an aggregate of 6,141,786,667 ordinary shares in the Company, representing approximately 50.94% of the total issued shares of the Company as at the date of this announcement) will abstain from voting at such extraordinary general meeting, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Directors of the Company will advise the Independent Shareholders in connection with the terms of the continuing connected transactions (including the respective proposed caps) regarding the purchase of coal and transportation services contemplated under the

Huaneng Group Framework Agreement and the deposit transactions contemplated under the Huaneng Finance Framework Agreement. An independent financial adviser will be appointed to advise the Independent Directors and the Independent Shareholders regarding the continuing connected transactions regarding the purchase of coal and transportation services contemplated under the Huaneng Group Framework Agreement and the deposit transactions contemplated under the Huaneng Group Finance Framework Agreement.

A circular containing, inter alia, further details of the continuing connected transactions for the purchase of coal and transportation services contemplated under the Huaneng Group Framework Agreement and the continuing connected transactions for the deposit transactions contemplated under the Huaneng Finance Framework Agreement, a letter from the Independent Directors, an opinion of the Independent Financial Advisor together with a notice to convene the extraordinary general meeting to approval the continuing connected transactions (including the proposed caps) for the purchase of coal and transportation services contemplated under the Huaneng Group Framework Agreement and the deposit transactions contemplated under the Huaneng Finance Framework Agreement will be issued by the Company to shareholders as soon as practicable (but not later than 21 days from the date of this announcement).

Under the Hong Kong Listing Rules, the Independent Financial Adviser is only required to opine on the continuing connected transactions relating to the purchase of coal and transportation services contemplated under the Huaneng Group Framework Agreement and the deposit transactions contemplated under the Huaneng Finance Framework Agreement and, in which case, the Independent Financial Adviser will not provide opinion on the other transactions contemplated under the Huaneng Group Framework Agreement and, where applicable, the Huaneng Finance Framework Agreement (the “Other Transactions”). Notwithstanding such arrangement, the Company is still prepared to include details of the Other Transactions in the circular to be issued so that shareholders of the Company will have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement. The Company believes that on such basis, the Independent Shareholders will be provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions.

DEFINITIONS

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;
“Board”	the board of Directors of the Company;
“Company”	Huaneng Power International, Inc. and its subsidiaries;
“Directors”	the directors of the Company;
“HIPDC”	Huaneng International Power Development Corporation;
“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
“Huaneng Finance Framework Agreement”
the framework agreement on the continuing connected transactions (for years 2009 to 2011) between Huaneng Power International, Inc. and China Huaneng Finance Corporation Limited entered into between the Company and Huaneng Finance on 21 October 2008;

“Huaneng Group Framework Agreement”
the framework agreement on the continuing connected transactions (for 2009) between Huaneng Power International, Inc. and China Huaneng Group entered into between the Company and Huaneng Group on 21 October 2008;

“Huaneng Finance”	China Huaneng Finance Corporation Limited;
“Huaneng Group”	China Huaneng Group;
“Independent Directors”	the independent non-executive Directors of the Company, including Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng;
“Independent Financial Adviser”
an independent financial adviser to be appointed to advise the Independent Directors on the transactions regarding the purchase of coal and transportation services contemplated under the Huaneng Group Framework Agreement and the deposit transactions contemplated under the Huaneng Finance Framework Agreement;

“Independent Shareholders”	shareholders of the Company other than Huaneng Group, HIPDC and their respective associates;
“PRC” or “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;
“Shanghai Listing Rules”	The Rules Governing the Listing of securities on the Shanghai Stock Exchange;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and
“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
 (Executive Director)
 Huang Long
 (Non-executive Director)
 Wu Dawei
 (Non-executive Director)
 Huang Jian
 (Non-executive Director)
 Liu Guoyue
 (Executive Director)
 Fan Xiaxia
 (Executive Director)
 Shan Qunying
 (Non-executive Director)
 Xu Zujian
 (Non-executive Director)
 Huang Mingyuan
 (Non-executive Director)
 Liu Shuyuan
 (Non-executive Director)

Liu Jipeng
 (Independent Non-executive Director)
 Yu Ning
 (Independent Non-executive Director)
 Shao Shiwei
 (Independent Non-executive Director)
 Zheng Jianchao
 (Independent Non-executive Director)
 Wu Liansheng
 (Independent Non-executive Director)

Beijing, the PRC
22 October 2008